Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES ENTRY INTO NEW REVOLVING CREDIT FACILITY WITH NORDEA BANK AT FAVORABLE TERMS RESULTING IN NO DEBT MATURITIES PRIOR TO MID-2027

ATHENS, GREECE, August 7, 2023 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has successfully refinanced its existing loan facility dated July 24, 2019, by entering into an agreement for a Revolving Credit Facility (the “RCF”) of up to US$20,000,000 with Nordea Bank Abp, filial i Norge (“Nordea”), through separate wholly-owned subsidiaries of the Company, thereby extending the loan’s maturity date to 5 years from the signing of the agreement.

Proceeds from the new RCF will be used first towards payment of the currently outstanding indebtedness of US$18.8 million under the previously existing loan agreement with Nordea, secured by first priority mortgages over the M/T P. Blue Moon and M/T P. Briolette, and second towards payment of the Company’s general corporate and working capital requirements. The RCF, maturing in 2028, will be repayable in quarterly instalments of US$833,332 for a period of 5 years and will carry an interest rate of SOFR plus 2.50% per annum, reducing the financing cost for the Company compared to the previously existing loan agreement.The flexible structure of this RCF provides the Company with the ability to optimize the drawdown timing and repayment schedule based on prevailing market conditions and circumstances.

Commenting on the RCF, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

 “Our entry into this agreement with Nordea is indicative of the strong long-term relationships we maintain with our lenders. Their commitment and continued support of our Company are clearly reflected in the competitive terms and flexible structure of this revolving credit facility. By extending the previously existing loan facility until 2028, we enhance our liquidity position significantly, with no other loan maturities scheduled prior to July 2027. The revolving structure allows us to redraw, subject to a loan-to-value ratio, up to the full amount of the facility at any time. The market’s positive expectations of a sustainable tanker freight rate environment, coupled with our lender’s confidence in our Company’s strong financial position, are evident through this agreement. We are excited about the opportunities this refinancing brings and remain committed to delivering value to our shareholders.

“As previously announced, these recent developments have positioned our Company favorably to capitalize on our robust balance sheet. This is showcased through the implementation and continued progress of our US$2 million share buyback program, which we strongly believe is in the best interests of both our Company and our shareholders.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.